FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), May 31st, 2016

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

In connection with the Material Fact informed by the Company on November 30, 2015, on the date hereof Inversiones Arauco Internacional Limitada –Arauco’s subsidiary- has subscribed 50% of the shares of Tableros de Fibras S.A. (Tafisa), a Spanish subsidiary of Sonae Industrias (“Sonae”). As of today, Tableros de Fibras S.A. has changed its name to “Sonae Arauco”.

The price paid by Arauco for the subscription of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (one hundred thirty seven million and five hundred thousand Euros). The balance 50% of Sonae Arauco will remain controlled by Sonae, with which a Shareholders Agreement has been executed.

One of the conditions precedent in the Share Subscription Agreement was the restructuring of the total debt of the Group of companies of Sonae Arauco. In this respect, Sonae Arauco has executed a loan agreement with certain financial institutions entitled Facility Agreement, for a maximum amount of €205 million.

Once the transaction is materialized, Sonae Arauco and its subsidiaries will produce and market wood panels, of the type of MDF, PB and OSB, and sawn timber through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is approximately 1,450,000 m3 of MDF, 2,270,000 m3 of particle boards, 460,000 m3 of OSB and 100,000 m3 of sawn timber.

Arauco expects that this transaction will have positive effects on the Company’s results, notwithstanding that such effects are not currently quantifiable.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: June 2, 2016	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer